ALTAGAS LTD.
(The “Corporation”)

EXHIBIT TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDING JUNE 30, 2021

For the twelve-month period ended June 30, 2021:

(a)The consolidated net income attributable to owners of the parent before interest expense on short-term and long-term debt and income taxes of the Corporation was $781 million; and

(b)Interest expense of the Corporation on short-term and long-term debt, including preferred share dividends, was $332 million.

The Corporation’s earnings coverage ratio (i.e. the number determined by dividing the amount set out in paragraph (a) above by the amount set out in paragraph (b) above) for the twelve months ended June 30, 2021 was 2.4.